

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2013

<u>Via E-mail</u>
Charles Wheeler
Chief Executive Officer, President and Director
c/o Greenbacker Capital Management LLC
535 Fifth Avenue, Suite 421
New York, NY 10017

>   **Re: Greenbacker Renewable Energy Company LLC**
>   **Pre-effective Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed February 28, 2013**
>   **File No. 333-178786-01**

Dear Mr. Wheeler:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment 3 in our letter dated January 10, 2013. If you believe that you do not fall within the definition of a blank check company, appropriate disclosure should be included in your prospectus to demonstrate your status as a non-blank check company, including the assurance of the company's intention not to enter into a merger or acquisition in the next 12 months. Please revise as appropriate.

<u>Prospectus Cover Page</u>

2. Please revise to include among your risk factors, the following risks:

   * You are dependent on your advisor to conduct your operations and your advisor has no operating history and no experience managing a public company or maintaining an exemption from registration under the Investment Company Act;

- You will pay substantial fees to your advisor and the dealer manager, which payments increase the risk that investors will not earn a profit; and

- You may change your investment policies and strategies without prior notice or member approval.

3. Please revise the tabular disclosure on your prospectus cover page to include the following or explain why such disclosure is not appropriate:

   - The maximum selling commissions on the Class C shares of 3% as disclosed on pages 55, 120 and 134.

   - The maximum dealer manager fees for the Class C shares and the Class I shares of 2.75% and 1.75%, respectively, as disclosed on pages 55, 120 and 134.

   - The Class C distribution fees. Refer to Item 508(h) of Regulation S-K.

   - The per share price to the public and the per share proceeds before expenses for the distribution reinvestment plan shares.

   - The $500,000 consulting fee you paid to Strategic Capital, an affiliate of your dealer manager, in January 2013 as well as the additional $625,000 consulting fee payable to Strategic Capital upon completion of the offering. Refer to Item 508(h) of Regulation S-K.

4. Please revise to provide the disclosure required by Item 501(b)(8)(iii) of Regulation S-K with respect to your escrow arrangements.

Prospectus Summary, page 1

5. We note the revisions throughout your registration statement regarding the offering of three separate classes of shares. Given the complexity of the different fee structures, please revise your prospectus summary to include tabular disclosure setting forth the types of compensation, such as selling commissions, dealer manager fees, distribution fees, consulting fees and any other organizational and offering expenses, how such amounts are determined and the estimated amount of each related fee or expense.

Classes of Shares, page 7

Class A Shares, page 7

6. We note your disclosure on page 47 that the selling commissions that are payable by other investors in the offering will be waived for purchases of Class A shares by your

affiliates. Please revise your disclosure under this heading and the heading "Class A shares" on page 133 to include this disclosure.

Class C Shares, page 7

7. You disclose under this heading and throughout your prospectus that, for the Class C shares, you will pay your "dealer manager on a monthly basis a distribution fee that accrues daily equal to 1/365th of 0.80% of the amount of the net asset value for the Class C shares for such day on a continuous basis from year to year." Please revise to describe in more detail how this fee is calculated. Please also disclose how long you will continue to pay the distribution fee with respect to the Class C shares. Please revise elsewhere in your registration statement, as appropriate.

Questions and Answers About This Offering, page 46

What is the difference between the Class A, Class C and Class I shares being offered?, page 48

8. With respect to the distribution fees payable on the Class C shares, please clarify the term "total underwriting compensation" in (ii) in this answer and revise to describe what is included in this amount.

Plan of Distribution, page 53

9. We note your response to comment 9 in our letter dated January 10, 2013 and have the following additional comments:

- Please advise why you believe a prospectus supplement would be sufficient to report a "material change in the method of calculating the Company's net asset value, or if the Company materially changes its investment criteria or strategies."

- Additionally, please confirm and disclose in your next amendment that, at a minimum, you will file a post-effective amendment, rather than a prospectus supplement, to disclose any change greater than 20% in the per share offering price of your shares.

- In your response, you state that it is theoretically possible that an investor may not know the actual price the investor will pay when such investor submits its subscription agreement and, as a result, you have included disclosure on pages 38 and 64 to disclose this possibility. Please explain to us how this is theoretically possible and provide us with a timeline demonstrating this and including the new valuation date, the date of disclosure of the new valuation, the date an investor submits a subscription agreement, the date you accept the subscription, the closing date, the date the investor is admitted as a member of the LLC, as well as the hypothetical prices before and after the new valuation date and the purchase price.

- We note your disclosure on page 49 that you "expect to close on subscriptions received and accepted by [you] on a daily basis once [you] have reached the minimum offering amount." Please clarify, if true, that you will close on subscriptions the date you accept the subscription. Please also revise your disclosure to clarify, if true, that the date of admittance and the subscription closing date are the same or revise to tell us why these would be different.

- If known, please disclose when during each quarter you expect to publish any adjustments to the offering prices or, if you do not expect this to occur at the same time each quarter, please disclose this fact.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 68

Overview, page 68

10. We note your response to comment 18 in our letter dated January 10, 2013. We reissue the comment in part. Please elaborate on the risks and uncertainties associated with your ability to take advantage of the referenced tax incentives, including your assessment of the potential negative impact of changes to such tax incentives on your specific business.

Critical Accounting Policies and Use of Estimates, page 71

Investment Classification, page 72

11. We reviewed your response to comment 19 in our letter dated January 10, 2013 and we are unconvinced that your financial statements should be prepared using the specialized accounting principles of ASC 946 applicable to investment companies. In this regard, we understand from your correspondence that the Company's primary business activity involves investing cash, usually in the securities of other entities not under common management, for current income, appreciation, or both. We do not find this objective consistent with: a) your disclosure throughout the document that the Company will be primarily engaged in the business of acquiring, managing and financing renewable energy projects; or b) your disclosed intent to take majority stake positions in the companies in which you invest. Moreover, you did not address in your correspondence how you determined the Company meets the definition of an investment company, as defined in the master glossary of the Accounting Standards Codification. That definition provides that investment companies do not either: a) acquire or hold investments for strategic operating purposes; or b) obtain benefits (other than current income, capital appreciation, or both) from investees that are unavailable to non-investor entities that are not related parties to the investee. It is not clear to us how you meet these criteria. Unless you can provide more compelling evidence in support of your belief that you are within the scope of ASC 946, including specific examples of other similarly

situated registrants who apply ASC 946, we are not in a position to accept your proposed financial statement presentation.

Valuation of Investments, page 72

12. We note your response to comment 20 in our letter dated January 10, 2013. We reissue this comment in part. Please expand your disclosure to describe how you will value each asset class you reasonably expect to hold.

Calculation of Net Asset Value, page 73

13. Please revise your disclosure in the first sentence to reconcile it with disclosure throughout your prospectus stating that you will determine your net asset value on a quarterly basis commencing during the first full quarter after the minimum offering requirement is achieved.

U.S. Federal Income Taxes, page 75

14. We reviewed the revisions to your disclosures in response to comment 22 in our letter dated January 10, 2013. Please further revise your disclosures to clearly state whether you expect most or a significant portion of your investments to generate income that is considered "qualifying income" for purposes of the qualifying income exception, and if so, disclose the basis for this expectation. If you expect most of your investments to generate income that is not considered "qualifying income," and thus you intend for most of your investments to be held through taxable corporate subsidiaries, please revise your disclosure to be more clear on this point and to prominently explain the limited benefit of being taxed as a partnership if most of your income is generated through taxable corporate subsidiaries. Please make conforming revisions to the income tax disclosures on pages 18, 43 and 146.

Liquidity And Capital Resources, page 78

15. We note your response to comment 23 in our letter dated January 10, 2013. Please disclose the information you have provided in the first full paragraph of your response. With respect to the impact of tax equity financing on the marketability of your interests in renewable energy projects, please explain what factors might affect your ability to negotiate and obtain a partnership or lease arrangement in a potential tax equity financing.

Certain Relationships and Related Party Transactions, page 128

16. We note the new disclosure in the first paragraph regarding the consulting fees paid and payable to Strategic Capital. Please revise to describe these consulting fees in more detail, including the purpose of these fees and the nature of the consulting arrangements.

Refer to Item 404(a) of Regulation S-K. Please also clarify the phrase "successful completion of the offering" and revise to disclose, if true, that the $625,000 consulting fee is payable once you reach the minimum offering requirement.

<u>Share Repurchase Program, page 160</u>

17. We note your response to comment 29 in our letter dated January 10, 2013, and your revised disclosure on page 161 stating that, after meeting the minimum offering requirement, you intend to seek exemptive relief from the Commission under the tender offer rules in connection with the proposed share repurchase program. Per our prior comment, please revise this disclosure to state that, after meeting the minimum offering requirement, you intend to seek assurance from the staff that it will not recommend enforcement action to the Commission under the tender offer rules if you repurchase shares in the manner described in your disclosure. The Commission has not historically granted exemptions in this context. We also note at this time that, under the proposed plan, you may repurchase up to 10% of the weighted average number of outstanding shares in any 12-month period. Please be aware that plans such as yours have traditionally been limited to 5% of the weighted average number of shares outstanding in any 12-month period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Robyn Manuel, Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Attorney Advisor, at (202) 551-3797, Catherine Brown, Attorney Advisor, at (202) 551-3513 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director

cc: Jay L. Bernstein, Clifford Chance